

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 30, 2022

Ali Parsadoust
Chief Executive Officer
Babylon Holdings Limited
2500 Bee Cave Road
Building 1 — Suite 400
Austin, TX 78746

> **Re: Babylon Holdings Limited**
> **Registration Statement on Form F-3**
> **Filed November 23, 2022**
> **File No. 333-268551**

Dear Ali Parsadoust:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Julia A. Thompson, Esq.